

July 21, 2020

Sheri L. Savage
Chief Financial Officer
Ultra Clean Holdings, Inc.
26462 Corporate Avenue
Hayward, CA 94545

      Re: Ultra Clean Holdings, Inc.
            Form 10-K for they Year Ended December 31, 2019
            Filed March 11, 2020
            File No. 000-50646

Dear Ms. Savage:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 27, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 38

1.   We note no discussion of cost of revenues. Given the significance of such costs to your results of operations for each period presented, the size of your operations, and the potential impact of the pandemic to your operations, please revise and expand future filings to separately quantify and discuss factors responsible for changes in the levels of the Company's cost of revenues on a consolidated basis and by segment, rather than solely a description of costs which comprise cost of revenues. As part of your revised disclosure, please quantify and discuss the impact of each significant component of costs comprising cost of sales that caused them to materially vary (or not vary when expected to) instead of using terms such as "primarily" or "partially offset". In this regard, we believe materiality should be assessed. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components to the

total change in cost of revenues and operating costs and the resultant gross margin. Please note that even when total amounts of costs of revenues do not materially vary from period to period, the impacts of material variances in components that offset each other should be separately disclosed, quantified, and discussed (not netted). While drafting revisions, we encourage you to consider FR-72 as they may improve your disclosures by making them more user-friendly and clear. As part of your response, please provide us with examples of your intended disclosures based on current financial results.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: K. Uhrinova